Exhibit 99.4

August 01, 2025 2Q25 Earnings Release

DISCLAIMER This document may contain forward - looking statements. These statements arebasedon estimates and information that may be incorrect or inaccurate andthat may not occur. These estimates are also subject to risks, uncertainties, and assumptions that include, among other factors, general economic, political, and commercial conditions in Brazil andin the markets where we operate, as wellas existing and future government regulations. Potential investors are cautioned that these forward - looking statements do not constitute guarantees of future performance, giventhat they involve risks and uncertainties. Gerdau does not undertake, and expressly waives, anyobligation to update anyof these forward - looking statements, which speak onlyas of the datetheyweremade.

3 HIGHLIGHTS NEW RECORD FOR STEEL IMPORTS The import penetration rate stood at 26% , +3.9 p.p. vs. 2Q24 reinforcing the need for effective trade defense measures 0 . 85 tCO 2 e PER TONNE OF STEEL, LOWEST LEVEL IN HISTORICAL SERIES Result presented along with 2024 annual report, highlighting the Company’s commitment to sustainable practices COMMITMENT TO SAFETY Another record quarter in our indexes of safety and care for people STRONG RECOVERY IN NORTH AMERICA Segment reached highest all - time share in consolidated EBITDA: 61% , vs. 48% in 1Q25

This content is RESTRICTED. Finished Steel Imports Steel imports continue at a record pace despite trade defense measures in place Trade defense measures need to be deepened in pursuit of competitive equality IMPACTS OF UNFAIR IMPORT LEVELS Imported Volumes - Finished Steel (Mt) 2025e: Actual figures for the 1H25 annualized at the same rate Sources - Import volumes : Comexstat / Penetration rate : Instituto Aço Brasil Measures in place 11.2% 10.9% 16.3% 15.4% 20.8% 20.8% 26.9% 9.2% 7.1% 13.9% 11.2% 15.2% 15.0% 17.8% 10.4% 9.3% 15.3% 13.6% 18.5% 18.5% 23.4% 2019 2020 2021 2022 2023 2024 1S25 Flat Steel Long Steel Total 2.2 2.0 4.0 3.1 4.4 4.8 3.2 2019 2020 2021 2022 2023 2024 Penetration Rate of Imported Steel in Apparent Domestic Consumption (%) 2025e 6.4 ~30% Measures required Urgency to implement emergency safeguard Speedy action on anti - dumping claims filed and including evidenced technical damages Quota + tariff of 25% for 15 NCMs of flat and long steel 25% tariff for 6 NCMs of drawn steel Heavy plate antidumping (under renewal) 4

2Q25

FINANCIAL PERFORMANCE

STEEL SHIPMENTS:
2.8 M
YoY **growth**, despite a scenario of steel oversupply and a challenging macro-environment

CAPEX:
R$1.6 b
~50% of total **Capex** estimated for the year **already invested**

ADJUSTED EBITDA:
R$2.6 b
Improved **results in North America** offset performance in **Brazil and South America**

SUSTAINABLE MIGUEL BURNIER MINING:
72% physical progress
Project is under **pre-operational planning phase** for start-up in 4Q25

NET INCOME:
R$864 m
Growth vs. 1Q25: **14%**

EARNINGS PER SHARE: R$0.43
Vs. **R$ 0.37** in 1Q25

2Q25 DIVIDENDS: Payment as of August 18, 2025

GERDAU S.A.:	**~R$240 m**	**R$0.12/share**
METALÚRGICA S.A.:	**~R$80 m**	**R$0.08/share**

ISSUANCES:

	Bonds	Debentures
	US$650 million	R$1.4 billion
	T+140bps | 10 years	CDI +0.65% | 7 years

The issues bolstered cash and **lengthened the Company's debt profile**

SHARE BUYBACK:

	Gerdau S.A.
% executed	68%
R$ invested	~R$686 m
% outstanding shares	2.2%

GERDAU
Shape the future

5

OUTLOOK* 6 NORTH AMERICA 2H25: Margins expansion BRAZIL 2H25: Margins upturn ▪ Robust volumes, with backlogs remaining higher than historical levels (>70 days). Market with a healthy outlook, especially for demand from non - residential construction sector; ▪ Metal spread expansion due to continued price recovery and stability in scrap costs; ▪ Decreased imports continues to have a positive influence on capacity utilization; ▪ Attention to customer uncertainty due to recent trade measures and interest rates still at high levels . ▪ Risk of new record import levels if trade defense mechanisms are not improved. ▪ Civil construction with resilient demand in the current economic scenario. Attention to the automotive and agricultural sectors, which are already seeing the impact of high interest rates; ▪ Opportunity to recover margin by reducing operating costs; ▪ The Company has been monitoring, carefully, the potential effects that the U.S. tariffs on Brazil could have on the domestic market, such as a ripple effect on the consumption of steel in Brazil. Continued discipline in capital allocation through strategic CAPEX and share buyback * This does not represent guidance.

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Appendices

9 WORKPLACE SAFETY Continued focus on people’s safety Accident Frequency Rate 0.71 in 2Q25 0.99 1.28 1.16 1.10 1.08 0.87 0.83 0.76 0.70 0.59 0.61 0.71 // 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 1T25 2T25 Number of Accidents per Million Hours Worked per each Gerdau Employee

BRAZIL

UTILIZATION RATE

Rolled steel **60%**	Crude Steel **73%**

GERDAU
Shape the future

QUARTERLY OVERVIEW

- Penetration rate of steel imports in the quarter reached the highest volume since the inception of the historical series: critical **26.0%** (3.9 p.p. higher than in 2Q24);
- Shipment volume down 5.2% from 1Q25, impacted by the lower exports level, partially offset by the volume upturn of long and flat steel in the domestic market;
- Competitive scenario remains challenging in the domestic market, causing price pressure, especially in common long steel;
- Production costs impacted due to operational adjustments to facilitate the integration of the Ouro Branco unit with expansion projects (e.g., Mining, Basic Network).



Shipments
(1,000 tonnes)
1,340
1,431
1,356
-5.2%
2Q24
1Q25
2Q25
Net Sales
(R$ million)
7,196
7,494
7,317
-2.4%
2Q24
1Q25
2Q25
EBITDA
(R$ million)
EBITDA Margin
854
1,096
877
-19.9%
11.9%
14.6%
12.0%
2Q24
1Q25
2Q25

PRODUCT PORTFOLIO [1]



Long Steel
70%
Flat Steel
30%
Slabs and Other
10%
Hot Coils and Plates
20%
30%
Rebar and Reinforced concrete
40%
Bars, Beams SBQ and Others

MARKETS OF OPERATION [1]

~45% Industry, Agriculture and Others

~40% Civil construction

~15% Automotive

[1] The participation values of products and markets are approximate and do not refer to 2Q25 volumes.

10

NORTH AMERICA

UTILIZATION RATE

Rolled steel 89% | **Crude Steel 86%**

GERDAU
Shape the future

QUARTERLY OVERVIEW

- Better volumes, driven by lower level of imports due to the redefinition of Section 232 tariffs and the resulting supply rebalancing;
- Backlog at high levels and ending 2Q25 averaging 75 days;
- Metal spread expansion, reflecting price increases due to enhanced demand on the domestic market (non-residential construction and renewable energy);
- Positive operational performance and declining scrap prices keeping costs stable.



Shipments
(1,000 tonnes)
+2.2%
1,187
1,229
1,256
2Q24
1Q25
2Q25
Net Sales
(R$ million)
+4.2%
8,221
8,768
9,139
2Q24
1Q25
2Q25
EBITDA
(R$ million)
EBITDA Margin
+36.5%
1,615
1,198
1,635
19.6%
13.7%
17.9%
2Q24
1Q25
2Q25

PRODUCT PORTFOLIO ¹

Long Steel 100%



Downstream
5%
45%
Bars
Shapes
50%

MARKETS OF OPERATION ¹

~60%
Manufacturing, Energy and Automotive

~40%
Non-residential construction and infrastructure

¹The participation values of products and markets are approximate and do not refer to 2Q25 volumes.

12

13 UTILIZATION RATE Rolled Steel 76% Crude Steel 65% Shipments (1,000 tonnes) Net Sales (R$ million) EBITDA (R$ million) EBITDA Margin QUARTERLY OVERVIEW ARGENTINA Slight volumes upturn, however, the main sectors served still see weaker demand; Recovery of production and shipment driven by a resilient order backlog; PERU URUGUAY Despite shipment upswing, public infrastructure works remain stagnant. 249 237 288 2T24 1T25 2T25 +21.8% 2T24 1T25 2T25 1,405 1,366 1,331 - 2.5% 227 188 149 2T24 1T25 2T25 - 20.7% 16.2% 13.8% 11.2% 20% Downstream & Others MARKETS OF OPERATION¹ PRODUCT PORTFOLIO¹ Long Steel 100% SOUTH AMERICA 80% Bars & Beams ¹ The participation values of products and markets are approximate and do not refer to 2Q25 volumes. ~70% Distribution (semi - finished) ~20% Civil construction ~10% Industry

14 OPERATIONAL PERFORMANCE 1 Non - accounting measurement prepared by the Company. The Company states the Adjusted EBITDA to provide additional information about cash generated in the period. 2 Includes iron ore and co - products sales. FUNDAMENTAL GEOGRAPHICAL DIVERSIFICATION TO ENSURE RESILIENT RESULTS ADJUSTED EBITDA (R$ million) and ADJUSTED EBITDA MARGIN¹ NET SALES² (R$ million) North Am. Brazil Eliminations (8) Eliminations 1,331 (261) 1,366 (253) Net Sales 1Q25 371 North Am. (177) Brazil (35) South Am. 17,375 17,526 8,768 7,494 9,139 7,317 Net Sales 2Q25 +1% 437 877 188 (80) EBITDA 1Q25 North Am. (219) Brazil (39) South Am. (20) 149 (100) Eliminations EBITDA 2Q25 2,402 13.8% 2,561 14.6% 1,198 1,096 1,635 +7% 2Q25 vs. 1Q25 854 877 149 226 (71) Eliminations EBITDA 2Q25 20 EBITDA 2Q24 North Am. 23 Brazil (77) South Am. (29) 2,624 13.8% 2,561 14.6% 1,615 1,635 (100) - 2% Net Sales 2Q24 South Am. 918 (206) North Am. Net Sales 2Q25 (261) 1,331 Eliminations (55) South Am. (74) Brazil 121 16,616 17,526 8,221 7,196 9,139 7,317 1,405 +5% 2Q25 vs. 2Q24

2Q25

CASH FLOW & NET CASH VARIATION

CASH FLOW
(R$ million)



2,561
(286)
(458)
(1,659)
(499)
(156)
(159)
(117)
(773)
2Q25 Adjusted EBITDA
Working Capital 1
Income Tax2
CAPEX3
Interest4
JVs Proportional EBITDA5
Intangibles & leasing6
Other7
2Q25 Free Cash Flow

NET CASH VARIATION
(R$ million)



6,870
(773)
4,042
(752)
(224)
(189)
8,974
1Q25 Cash
1Q25 FCF
Financing Variation
Return to Shareholders
M&A
Exchange variation & other
2Q25 Cash

GERDAU
Shape the future

[1] Includes the cash effect of customers, inventories, and suppliers accounts. |[2] Includes the cash effect of income tax on the Company's several subsidiaries, as well as the portion accrued in previous periods and due in the current period. |[3] Includes the addition of R$1.6 billion in CAPEX investments in 2Q25, adjusted for the cash effect of the change in accounts payable to Property, plant, and equipment suppliers in the amount of R$59 million, related to acquisitions from previous periods paid in the current period. |[4] Includes the payment of interest on loans and financing and interest on lease. |[5] Proportional EBITDA of the joint ventures net of dividends received from these JVs. |[6] Disbursements for other intangible assets and lease payments. |[7] Other changes include Other assets and liabilities accounts.

15

16 LIQUIDITY & INDEBTEDNESS CASH, DEBT AND LEVERAGE (R$ billion) LIQUIDITY POSITION AND DEBT AMORTIZATION 1 (R$ billion) RATINGS: GROSS DEBT < R$12 BILLION AVERAGE TERM > 6 YEARS NET DEBT/EBITDA ≤ 1.5X BBB STABLE BBB STABLE Baa2 STABLE 0.53x 0.32x 0.48x 0.69x 0.85x 1Q25 2Q25 5.9 2Q24 3.7 3Q24 8.8 5.4 4Q24 8.3 7.6 9.1 9.0 Net Debt Cash Net Debt/Adjusted EBITDA 12.5 6.6 12.5 13.6 14.5 6.9 18.1 Gross Debt AVERAGE TERM AVERAGE COST 7.2 BRL: CDI + 0.49% Y/Y YEARS USD: 5.6% Y/Y GERDAU FINANCIAL POLICY: 13.8 9.0 4.8 2.0 1.5 1.5 2.7 1.4 3.5 0.1 0.8 0.4 1.0 2.9 Liquidity 2025 2026 2027 2028 2029 2030 2032 2035 2036 onwards Cash & Equiv. RCF ¹ Bonds Debentures Bank Loans ¹ Global Revolving Credit Facility CDI+0.65% 7 years Treasury+140bps 10 years

DISTRIBUTION OF DIVIDENDS ABOVE THE MANDATORY MINIMUM AND SOLID IMPLEMENTATION OF THE SHARE BUYBACK PROGRAM RETURN TO SHAREHOLDERS 2025 SHARE BUYBACK PROGRAM DISTRIBUTION OF DIVIDENDS AMOUNT PERSHARE AMOUNT PER SHARE METALÚRGICA GERDAU S.A. GGBR GOAU Total program: up to 64.5 million shares Repurchased by July 16, 2025: R$686.1 MM GGBR4 /GGBR3/GGB (2.2% of outstanding shares ) Cancellation of + 14.4 million shares Total program: up to 6 million shares Completion of the program on April 7, 2025: R$ 56.2 MM GOAU4 (0.6% of outstanding shares ) R$0.12 R$0.08 68% 32% Repurchased 2 To repurchase GGBR 100% 1 Shareholder payment / Parent company’ Net income after recording reserves provided for in Bylaws. | 2 Considers the buyback program by July 16, 2025. 1 1 7 7 GERDAU S.A. 2ND QUARTER R$239.5m 2ND QUARTER R$79.5m DIVIDENDS (R$ million) 253 619 203 244 240 350 845 281 492 969 1,048 525 732 30.9% 75.7% 349.4% 73.7% 89.9% 3Q24 4Q24 1Q25 Dividends distributed (R$ million) 2Q25 Buyback (R$ million) 2Q24 Payout 1 GOAU

Environmental returns and safety² 1 It does not consider contributions made by Gerdau Next . 2 Investments with environmental and safety returns are included in the CAPEX guidance . 3 After the investment matures . 2025e¹ 2Q25¹ ~R$1.6 b Maintenance Competitiveness CAPEX INVESTMENTS IN BUSINESS GROWTH AND COMPETITIVENES To be invest Already invested Capacity addition 3 (Thousand tonnes/year) NORTH AMERICA BRAZIL TOTAL 500 250 250 STRATEGIC CAPEX 50% R$6.0 b 50% R$1.6 b STRATEGIC CAPEX 2Q25 | ~R$0.3 billion 18 46% 54% Midlothian Expansion Downstream Scrap Processing in Pindamonhangaba Miguel Burnier Mining Hot - Rolled Coil Expansion + Utilities Rolling Capacity Forest Expansion MG 6,057 3,143 Total 1,500 450 400 3,200 1,550 1,750 350 9,200 Investments under evaluation

STRATEGIC CAPEX MAIN PROJECTS MIDLOTHIAN EXPANSION “PHASE 1” PHYSICAL PROGRESS FINANCIAL PROGRESS 51% 59% Solar Panels & Midlothian Industrial Unit START - UP (PHASE 1): 2 ND SEMESTER OF 2025 POTENTIAL EBITDA: ~ R$140 MILLION MIGUEL BURNIER MINING Intermediate Pile PHYSICAL PROGRESS FINANCIAL PROGRESS 72% 65% START - UP: 4 TH QUARTER 2025 POTENTIAL EBITDA:~ R$1.1 BILLION HOT - ROLLED COIL EXPANSION Rolling Mills PHYSICAL PROGRESS FINANCIAL PROGRESS 100% 100% START - UP: 1 ST QUARTER 2025 POTENTIAL EBITDA: ~ R$400 MILLION 19

SAVE THE DATE GERDAU Investor Day 2025 SãoPaulo - SP October 1 st

inform@gerdau.com | ri.gerdau.com Follow Gerdau on social media. Earnings Release 3Q25 October 30,2025 Videoconference October 31,2025